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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2004

                        Commission File Number 000-30374
                                               ---------

                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F   X            Form 40-F
                              -----                    -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                          Yes                No   X
                              -----             -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                          Yes                No   X
                              -----             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                No   X
                              -----             -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------


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     This Form 6-K is being filed by Korea Thrunet Co., Ltd. (the "Company") to report the following information, which was filed with the Financial Supervisory Commission of Korea on April 14, 2004 (with respect to the capital reduction) and June 7, 2004 (with respect to the debt to equity conversion).

     The Seoul district court has approved the capital reduction and the debt to equity conversion on April 8, 2004 and on May 31, 2004, respectively. The details thereof are as follows.


I.   CAPITAL REDUCTION

     1. Type and number of shares subject to the capital reduction: 1,282,051 shares of common stock
     2.   Face value per share: Won 2,500
     3. Method of capital reduction: 100% capital reduction without compensation (1,282,051 shares of Naray & Company, the largest shareholder)
     4. Capitalization of the Company before the capital reduction: Won 2,187,607,500
     5. Capitalization of the Company after the capital reduction: Won 2,107,485,000
     6. Total issued and outstanding shares of the Company before the capital reduction: 875,043 shares of common stock in registered form.
     7. Total issued and outstanding shares of the Company after the capital reduction: 842,994 shares of common stock in registered form.
     8.   Effective date for the capital reduction: April 8, 2004
     9. Reason for the capital reduction: additional capital reduction of the largest shareholder (Approval date of the court: April 8, 2004)
     10. Others: The board of directors and shareholders' meetings shall be replaced by the permission of the court due to the fact that the Company is in reorganization proceedings.


II.  DEBT TO EQUITY CONVERSION

     1. Type and number of new shares subject to the debt to equity conversion: 6,958,806 shares of common stock in registered form
     2.   Face value per share: Won 2,500
     3. Increased capitalization of the Company as a result of the debt to equity conversation: Won 34,794,030,000
     4.   Issue value per new share: Won 5,000
     5.   Effective date for the debt to equity conversion: June 1, 2004
     6.   Others:
          1) The board of directors and shareholders' meetings shall be replaced by the permission of the court due to the fact that the Company is in reorganization proceedings.
          2) Method of debt to equity conversion: A part of the unsecured reorganization claims of the creditors will be converted into our new shares.
          3) If there are any fractional shares as a result of the debt to equity conversion, the price of the fractional shares will be reduced without compensation.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         KOREA THRUNET CO., LTD.



Date: June 28, 2004                      By: /s/ Seog Won Park
                                             -----------------------------------
                                         Name:  Seog Won Park
                                         Title: Receiver/Chief Executive Officer